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                             August 19, 2022

       Matthew Pedersen
       President
       DAKOTA REAL ESTATE INVESTMENT TRUST
       3003 32nd Avenue South, Suite 250
       Fargo, North Dakota 58103

                                                        Re: DAKOTA REAL ESTATE
INVESTMENT TRUST
                                                            Offering Statement
on Form 1-A
                                                            Filed August 11,
2022
                                                            File No. 024-11960

       Dear Mr. Pedersen:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Randy J. Sparling, Esq.